

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 22, 2007

Mr. Gordon Lancaster
Chief Financial Officer
Ivanhoe Energy Inc.
Suite 654 – 999 Canada Place
Vancouver, Canada V6C 3E1

> **Re:** **Ivanhoe Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **Response Letter Dated September 12, 2007**
> **File No. 000-30586**

Dear Mr. Lancaster:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   We understand from your response to prior comments that you would prefer to limit your compliance to future filings. We are considering your request.

Financial Statements

Consolidated Statements of Cash Flow, page 44

2.   We note that you have not complied with prior comment 3, in which we asked you to explain how the amounts you identify as non-cash changes in working capital items within the investing cash flow activities section, represent actual changes in your cash balances during the period. Please clarify which particular line items are being offset with these amounts. If you are not able to show

correlation, a correction of your U.S. GAAP reconciliation note may be necessary. We reissue prior comment 3.

Note 19 – Additional Disclosures Required under U.S. GAAP, page 64

Oil and Gas Properties and Investments, page 70

3.   We have read the disclosure you proposed in response to prior comment 4, regarding your full-cost ceiling impairment testing methodology. Please further expand your disclosure to discuss how you handle the costs of properties not being amortized in conducting your ceiling test for U.S. GAAP purpose, while differentiating between proved and unproved properties in this category, as requested in prior comment 4.

Engineering Comments

Oil and Gas Properties, page 7

1.   We have reviewed your response to prior comment 8 of our letter dated August 17, 2007, regarding information about your principal properties. Although you have disclosed production volumes for your principal properties on page 22, disclosure about reserves, nature of your interest, location or development for the individual properties which comprise your principal properties is also required, as indicated in Instruction 3 under Item 102 of Regulation S-K. Further, if individual properties are of major significance, provide more detailed information than indicated above, including maps of those properties. Please revise your document as necessary.

Supplementary Disclosures About Oil and Gas Production Activities (Unaudited), page 73

2.   We have reviewed your response to prior comment 9 of our letter dated August 17, 2007, concerning the change in your China oil reserves in 2005, reflected in the *revisions of previous estimates* line item. Please describe the nature of any other engineering and geological data associated with your China project, besides the log data from the drilled wells, that led you to conclude that the oil and gas volumes you disclosed in 2003 and 2004 met the definition of proved reserves in Rule 4-10(a) of Regulation S-X.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief